PRESS RELEASE
                          EXHIBIT 99(d)

FOR IMMEDIATE RELEASE
THURSDAY
DECEMBER 14, 1995

CONTACT PERSON:          STACY DUCKETT, VICE PRESIDENT
                         CORPORATE COMMUNICATIONS
                         (501) 688-8229


                   TCBY DECLARES CASH DIVIDEND


LITTLE ROCK, AR - December 14, 1995 - TCBY ENTERPRISES,INC. (NYSE:TBY) today announced the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on January 15, 1996 to shareholders of record as of December 29, 1995.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt.

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